ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 5, 2017

Ken Ellington

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 for MassMutual Select Funds (File No. 811-08274) (the “Registrant”) Relating to the Reorganization of MassMutual Select Large Cap Value Fund into MassMutual Select Diversified Value Fund (the “Registration Statement”)

Ladies and Gentlemen:

Below is a summary of the oral comments that Ken Ellington provided on November 6, 2017 and Valerie Lithotomos provided on November 8, 2017 to Yana Guss of Ropes & Gray LLP in connection with the review by the staff of the Securities and Exchange Commission of the Registration Statement, together with our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comments from Mr. Ellington

1)	Comment: Please confirm that the fees and expenses in the “Comparison of Fees and Expenses of the Funds and Estimated Fees and Expenses Following the Merger” beginning on page 4 of the Prospectus/Information Statement are the current fees and expenses of the funds.

Response: The Registrant confirms that the fees and expenses in the fee table are current as of 9/30/17.

2)	Comment: In the “Existing and Pro Forma Capitalization” table on pages 17-18 of the Prospectus/Information Statement and the “Pro Forma Statement of Assets and Liabilities” on page 20 of the SAI, please remove any adjustments from the “Pro Forma Adjustments” column that represent anticipated ongoing savings as a result of the Merger. The capitalization table and pro forma balance sheet should only include adjustments that give effect to events that are directly attributable to the transaction (e.g., reorganization costs).

Response: The requested changes have been made.

3)	Comment: In the “Pro Forma Statement of Operations” on page 21 of the SAI, please confirm the total Pro Forma Adjustments amount of $(358,381).

Response: The total Pro Forma Adjustments amount has been changed to $(391,488) due to the changes in response to Comment #4 below.

4)	Comment: In the “Pro Forma Statement of Operations” on pages 21-22 of the SAI, please remove the pro forma adjustments for custody fees and transaction costs.

Response: The requested changes have been made.

5)	Comment: In the “Notes to Proforma Combined Financial Statements” beginning on page 3 of the SAI, please disclose that the Diversified Value Fund is expected to be the accounting survivor in the Merger and therefore its historical performance would carry over to the combined fund for accounting purposes after the Merger.

Response: The requested disclosure has been added to the SAI.

6)	Comment: In the “Additional Tax Considerations” beginning on page 16 of the Prospectus/Information Statement, there is disclosure stating that a substantial portion of the portfolio assets of the Large Cap Value Fund may be sold in connection with the Merger. Please supplement this disclosure by adding the following additional information: (1) an estimate of the percentage of the Large Cap Value Fund’s portfolio that will be sold in connection with the Merger; (2) the expected transaction costs in connection with the sale of those assets; and (3) the estimated impact to shareholders with respect to capital gains distributions, including per share amounts. Please also include this disclosure in the “Notes to Proforma Combined Financial Statements.”

Response: The following disclosure has been added to the “Additional Tax Considerations” and the “Notes to Proforma Combined Financial Statements”:

“It is currently anticipated that approximately 60% of the Large Cap Value Fund’s assets will be sold in connection with the Merger. The repositioning of securities following the reorganization is expected to result in brokerage expenses to the combined Fund of approximately $34,591. It is currently anticipated that the disposition of securities following the Merger is expected to result in capital gains to the combined Fund of approximately $18,052,391 ($0.72 per share).”

Comments from Ms. Lithotomos

7)	Comment: Please explain supplementally why the Registrant is not conducting a proxy solicitation and shareholder meeting in connection with this reorganization.

Response: The Prospectus/Information Statement discloses that MassMutual is a majority shareholder of the Large Cap Value Fund, holding approximately 13,902,084 shares (approximately 60.08%) of the Fund as of November 15, 2017. The Prospectus/Information Statement also states that MassMutual has informed the Registrant that it will approve the Merger by written consent on or about a date that is 20 business days following the date of mailing of the Prospectus/Information Statement.

The Registrant’s Amended and Restated Agreement and Declaration of Trust (i) does not itself require a shareholder vote for a merger and (ii) provides that any action taken by shareholders may be taken without a meeting if shareholders holding a majority of the shares entitled to vote on the matter (or such larger proportion thereof as shall be required by any express provision of the declaration of trust or bylaws) consent to the action in writing, noting that such consent shall be treated for all purposes as a vote taken at a meeting of shareholders. The Registrant notes that, given MassMutual’s ownership of approximately 60.08% of the Large Cap Value Fund, and MassMutual’s statement that it will approve the Merger, MassMutual’s written consent will satisfy the requirement under the Investment Company Act of 1940 (the “1940 Act”) that the Merger be approved by a “majority of the outstanding voting securities” (as defined in the 1940 Act). As a result, where approval of the Merger is assured, it is not necessary for the Registrant to solicit votes from other shareholders and incur the associated costs of a proxy solicitation.

The Registrant notes that the taking of action by written consent rather than by a shareholder meeting is contemplated by Instruction F of Form N-14 and Rule 14c-2 under the Securities Exchange Act of 1934. Consistent with the terms of Rule 14c-2, the Registrant prepared and will mail the Prospectus/Information Statement. Further, MassMutual will not sign the consent approving the Merger until at least 20 calendar days following the mailing.

8)	Comment: Please confirm supplementally that the Registrant will file the opinion of Ropes & Gray LLP with respect to tax matters as an amendment to the Registration Statement within a reasonable time after the close of the Merger.

Response: The Registrant confirms that, as indicated in Part C to the Prospectus/Information Statement, it will file the opinion of Ropes & Gray LLP with respect to tax matters as an amendment to the Registration Statement within a reasonable time after the close of the Merger.

Very truly yours,

/s/ Yana D. Guss

Yana D. Guss

Cc:

Timothy Diggins, Esq., Ropes & Gray LLP

Jill Nareau Robert

Vice President and Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company